Debevoise & Plimpton llp	919 Third Avenue New York, NY 10022 Tel 212 909 6000 www.debevoise.com Kevin M. Schmidt Partner Tel 212 909 6178 Fax 212 521 7178 kmschmidt@debevoise.com

November 13, 2012

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Helix BioMedix, Inc Amendment No. 1 to Schedule 13E-3 Filed October 23, 2012 File No. 005-80581 Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed October 23, 2012 File No. 033-20897

Dear Ms. Kim:

As we discussed on our telephone call of November 8, 2012 with you and Mark Worthington of Summit Law Group, outside counsel to Helix BioMedix, Inc. (the "Company"), we act as counsel to Mr. Frank Nickell.  We respectfully submit the following supplemental information in support of the position that neither Mr. Nickell nor RBFSC Inc. is directly or indirectly "engaged" in the Company's contemplated going private transaction, and thus neither is a filing person for purposes of Schedule 13E-3.

1.
You inquired as to whether Mr. Nickell has received material non-public information from the Company at the time of or following the March 2012 Letter of Credit transaction.  The Company has informed Mr. Nickell that the Company does not believe it provided him any such information and Mr. Nickell does not recall receiving any such information, including in the context of the call discussed in Item 2 below.  In general, Mr. Nickell recalls only receiving financial and other data from the Company on a sporadic basis when the Company would approach him to seek an additional debt or equity investment.  At some point in the past, Mr. Nickell signed a confidentiality agreement with the Company in connection with receiving such information, but that agreement has since expired.

2.
You inquired as to whether additional information could be provided about the June 4, 2012 call that Mr. Nickell received from the Company's chief executive officer, Mr. Beatty, and Jeffrey A. Miller, a member of the board, in which Mr. Nickell was informed of a potential going private transaction.   The summary of that discussion from the proxy is quoted below:

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Ms. Peggy Kim	2	November 13, 2012

On June 4, 2012, our chief executive officer, Mr. Beatty, and Jeffrey A. Miller, a member of the Board, engaged in a conference call with Mr. Frank Nickell to discuss on a preliminary basis whether Mr. Frank Nickell would generally be opposed to a going private transaction. We felt that it would be prudent to determine whether Mr. Frank Nickell, as our largest stockholder, would likely vote against such a proposal before we invested significant resources in pursuing a potential going private transaction.  During this call, Mr. Beatty and Dr. Miller informed Mr. Frank Nickell that a reverse stock split was being considered to effect the potential going private transaction, that various reverse stock split ratios were being considered to reduce our stockholder base, and that a price of $0.60 per share was being considered as a cash-out price in connection with a reverse stock split.  Mr. Beatty and Dr. Miller did not discuss with Mr. Frank Nickell the source of funds that would be necessary to complete a going private transaction.  Following this call, Mr. Frank Nickell did not participate in any future meetings or discussions with our management or our Board regarding the going private transaction.

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Mr. Nickell cannot recall any specific details of the discussion that are not included in the summary, except that he does recall indicating in general that he was not opposed to a going private ~~a~~ transaction and noted that it could be beneficial to the Company due to potential cost savings.  Mr. Nickell has indicated to the Company that he does not object to including a statement to this effect in its revised proxy.

As we noted on our call, we are unaware of a significant stockholder, who is not an officer or director, being deemed a filing person for the purposes of 13E-3 under these circumstances.  We did note a recent 13E-3 transaction involving Jingwei International (filed February 17, 2012), in which a 41% stockholder who was also Chief Executive Officer and Chairman of the issuer and who was fully involved in developing and implementing the terms of the going private transaction (including by providing funding specifically for the transaction) was listed as a filing person.  But in our search of recent 13E-3 filing precedent, we found no guidance supporting a conclusion that a large stockholder was "engaged" based upon such limited involvement in the transaction as in our case-- accepting a phone call from Mr. Beatty and Mr. Miller.  Mr. Nickell's past equity and debt investments in the Company (including the recent Letter of Credit transaction), while supporting a conclusion of his "affiliate" status vis a vis the Company, should not have a bearing on the separate inquiry as to whether he is "engaged" in the going private transaction, because these investments were entered into prior to and independent of this going private transaction.  Moreover, we would respectfully submit that the policies underlying 13E-3 would not be advanced in this circumstance as Mr. Nickell's views of the fairness of this transaction would be informed solely by his review the proxy, rather than as the result of participation in internal debate and discussion, and access to material non-public information.

Ms. Peggy Kim	3	November 13, 2012

Lastly, we would separately note that in our last discussion you inquired as to the absence of a filing under Section 13D of the Exchange Act by Mr. Nickell relating to the Company.  We are advised that the Company does not have a class of securities registered under Section 12 of the Exchange Act and, therefore, no Section 13D filing is required.

Sincerely,

/s/ Kevin M. Schmidt

Kevin M. Schmidt